RARE ELEMENT RESOURCES LTD.

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Rare Element Resources Ltd.

Suite 410 – 325 Howe Street

Vancouver, British Columbia V6C 1Z7

2. Date of Material Change

May 26, 2010

3. News Release

A news release disclosing the material change was issued in Vancouver, British Columbia, on May 26, 2010 through CNW Group and was filed on SEDAR.

4. Summary of Material Change

Rare Element Resources Ltd. (TSX-V: RES) (“Rare Element” or the “Company”) announce the results of an updated mineral resource estimate of rare-earth elements (“REE”) plus yttrium contained in two deposits located in the Bull Hill area of the Bear Lodge project, Wyoming.

5.1. Full Description of Material Change

Rare Element Resources Ltd. (TSX-V: RES) (“Rare Element” or the “Company”) is pleased to announce the results of an updated mineral resource estimate of rare-earth elements (“REE”) plus yttrium contained in two deposits located in the Bull Hill area of the Bear Lodge project, Wyoming (Table 1). The updated resource estimate increases the total pounds of REO contained in the Bull Hill deposits by more than 50% from 800 million pounds to 1,210 million pounds at a 1.5% REO cutoff grade (Table 2). The resource was estimated by an independent consultant—Ore Reserves Engineering (ORE).

The new resource estimate is derived from a REE database that includes thirty-two core drill holes completed by the Company since 2004 for a total of 28,396.5 feet, plus sixteen drill holes, completed by other companies prior to 2004, for which REE data are available. Approximately 36% of the resource is within 100 feet of a drill hole and 75% of the resource is within 200 feet of a drill hole. For comparison, the initial NI 43-101-compliant inferred mineral resource of 9.8 million tons averaging 4.07% rare-earth oxides (REO) was estimated by ORE and reported in a Technical Report dated April 14, 2009. The new resource estimate focuses on the dike sets in both the Bull Hill Southwest and the Bull Hill Northwest target areas (Figure 1). In addition, there is significant potential for expansion of both deposits and for definition of resources in other areas.

The results of the total mineral resources estimate by ORE for both deposits are summarized for the different oxidation zones and at a range of cutoff grades for each of the oxide, transitional/mixed, and sulfide/unoxidized zones, as follows:

Table 1 Total Inferred Tons and Grade of the Various Oxidation Zones at a Range of Cut-Off Grades (% REO)

Cutoff Grade1,3	Oxide		Transitional		Sulfide		Total
	Tons	Grade1	Tons	Grade1	Tons	Grade1	Tons	Grade1
1.0	13,700,000	2.63	4,300,000	2.52	9,600,000	2.70	27,600,000	2.64
1.5 (3)	8,000,000	3.62	2,600,000	3.39	6,900,000	3.29	17,500,000	3.46
2.0	5,600,000	4.45	1,700,000	4.23	4,600,000	4.05	11,900,000	4.26
2.5	4,400,000	5.06	1,300,000	4.93	3,900,000	4.37	9,600,000	4.76
3.0	3,300,000	5.84	930,000	5.71	3,000,000	4.88	7,200,000	5.42
3.5	2,700,000	6.42	800,000	6.13	2,200,000	5.53	5,600,000	6.04
4.0	2,300,000	6.90	690,000	6.50	1,470,000	6.33	4,400,000	6.65
4.5	1,900,000	7.52	570,000	6.96	1,200,000	6.79	3,600,000	7.19
5.0	1,600,000	7.88	460,000	7.48	1,000,000	7.24	3,100,000	7.61

Table 2 Total Inferred Tons and Grade (% REO) with REO Content at 1.5% Cutoff Grade

Cutoff Grade1,3	Total		REO Content
	Tons	Grade1	Million lbs
1.0	27,600,000	2.64	1,454
1.5 (3)	17,500,000	3.46	1,210
2.0	11,900,000	4.26	1,012
2.5	9,600,000	4.76	913
3.0	7,200,000	5.42	783
3.5	5,600,000	6.04	680
4.0	4,400,000	6.65	590
4.5	3,600,000	7.19	523
5.0	3,100,000	7.61	472

Table 3 Detailed REO percentages by Zone at 1.5% Cutoff Grade

Parameters & % REO	Total All Zones Oxide Mixed Sulfide Total
Cutoff (%REO)	1.5	1.5	1.5	1.5
Million Tons Resource	8.0	2.6	6.9	17.5
Tonnage Factor (ft3/ton)	13.7	13.0	11.4	12.7
%REO	3.62	3.39	3.29	3.46
Million lbs REO	582	174	454	1,210
%Cerium Oxide Ce2O3	1.66	1.62	1.61	1.63
%Lanthanum Oxide La2O3	1.06	1.08	1.11	1.08
%Neodymium Oxide Nd2O3	0.52	0.36	0.29	0.41
%Praseodymium Oxide Pr2O3	0.16	0.14	0.12	0.14
%Samarium Oxide Sm2O3	0.088	0.078	0.074	0.081
%Gadolinium Oxide Gd2O3	0.045	0.042	0.037	0.042
%Yttrium Y2O3	0.032	0.036	0.021	0.028
%Europium Oxide Eu2O3	0.021	0.019	0.017	0.019
%Dysprosium Oxide Dy2O3	0.018	0.012	0.011	0.014
%Terbium Oxide Tb2O3	0.0075	0.0052	0.0043	0.0059
%Erbium Oxide Er2O3	0.0020	0.0018	0.0017	0.0019
%Ytterbium Oxide Yb2O3	0.0012	0.0011	0.0010	0.0011
%Lutetium Oxide Lu2O3	0.00016	0.00014	0.00013	0.00014
%Holmium Oxide Ho2O3	0.0010	0.0008	0.0008	0.0009
%Thulium Oxide Tm2O3	0.00015	0.00013	0.00012	0.00014

1.

REO (rare-earth oxides) include Ce2O3, La2O3, Nd2O3, Pr2O3, Sm2O3, Gd2O3, Y2O3,, Eu2O3,, Dy2O3,, and Tb2O3, listed in relative order of decreasing abundance in the deposits, plus minor quantities of other REO (Table 3).

2.

The resource estimate is classified as Inferred Mineral Resources as defined by CIM and referenced in NI 43-101.

3.

ORE considers a range of 1.0 to 2.5 per cent REO cut-off grade to be reasonable in preliminary estimation of potentially economic resources. A cutoff grade of 1.5% REO has been selected as the base case and it is highlighted; a cutoff grade of 4.0% REO is also highlighted to show the high-grade tons above the cutoff.

4.

A detailed program of core sampling and bulk density measurement is being instituted for the 2010 drilling, especially for oxide mineralization which is more difficult to determine.

Resources were estimated using nearest-neighbor assignment. Drill holes were composited to nominal 10-foot intervals for estimation, and grades were not capped. Grades were assigned using a rectangular projection of 300 X 300 X 10 feet, where the longer distance is parallel to the carbonatite/ FMR dike orientation. The resource model blocks are 10 X 10 X 10-foot cubes. Based on current REO prices, the cutoff grade of 1.5% REO was selected near the mid-point of a range of likely cost scenarios. As additional data are gathered, work will continue to be done on the resources estimates with further evaluation and refinement.

"The Bear Lodge project is progressing well and the updated resources will be included in a Scoping Study (preliminary economic assessment) scheduled for completion this summer. Our 2010 exploration program consisting of a minimum of 30 in-fill and step-out drill holes is expected to further upgrade and expand the resources. We are also excited about advancing the metallurgical understanding of the REE mineralization and determining the preliminary economic potential of the Bear Lodge project.” stated Dr. Don Ranta, President of Rare Element Resources.

Geology & Mineralization

Rare-earth-element mineralization occurs in the north-central core of the Bear Lodge alkaline-igneous complex located in northeastern Wyoming. Virtually all of the significant REE occurrences in the Bear Lodge district are controlled by Rare Element’s lode claims. Rare-earth mineralized bodies within the Bull Hill area of the district include well-defined, near-surface oxidized FMR (iron oxide-manganese oxide-REE) dikes and veins and deeper sulfide-bearing carbonatite (a high-carbonate igneous rock) dikes and veins, with a transitional or mixed zone (oxide + sulfide) in between. The Bull Hill Southwest target comprises an FMR-carbonatite dike swarm that strikes northwesterly and dips steeply to the southwest. The dike swarm intrudes heterolithic intrusive breccia of the Bull Hill diatreme. FMR dikes and veins are interpreted to be intensely oxidized and leached equivalents of the carbonatite bodies that are strongly weathered from the surface to depths of about 300-500 feet and moderately weathered and oxidized for another 100 feet or so. Carbonatite dikes at depth are interpreted to transition toward the surface into FMR bodies and range in size from veinlets to large dikes exceeding 100 feet in width. The Bull Hill Southwest deposit consists of several dike sets in the swarm that spread across a zone several hundred feet in width. The dikes appear to pinch and swell in both strike and dip directions, and they can be traced in drill holes over 1,200 feet along strike and 1,000 feet down dip. Some of the dikes are cut off to the southwest and at depth by a northnorthwest-trending, east-dipping fault that is generally coincident with a valley floor. A number of widely dispersed gold occurrences are distributed peripherally to the Bull Hill REE mineralization.

The Bull Hill Northwest deposit has many of the same characteristics as Bull Hill Southwest, but oxidation is somewhat deeper. Current interpretation suggests that the dikes strike northerly and have nearly vertical dips. The dikes cut alkalic silicate rocks, predominantly trachytes and phonolites, and they appear to be part of an FMR/carbonatite dike system that is separate from the Bull Hill SW dike system. The deposit is open to the north and at depth, so additional drilling will be done during the 2010 program to better define the orientation of the system and to expand the current resource.

The Company considers the geologic modeling and resource estimation results encouraging for the following reasons:

•

Significantly greater tonnage but with slightly lower REO grades compares favorably to the April 2009 NI 43-101-compliant resource estimate.

•

The Bull Hill Southwest deposit shows good lateral and vertical continuity of grades within the dike sets.

•

The REE mineralization that constitutes the Bull Hill SW resource is open for expansion at depth, to the northwest and southeast, and to the southwest of the West Bull Hill Fault. The Company believes that there is room for the mineral resource tonnage to significantly increase.

•

The Bull Hill Northwest area hosts FMR/carbonatite dikes that appear distinct from those at Bull Hill Southwest, thus providing an additional resource area open to the north.

•

Historical drilling identifies other Bull Hill area targets, such as Whitetail Ridge, a fault offset to the southwest, and a conceptual carbonatite plug. These targets have yet to be followed up with a systematic drill program.

The updated mineral resource estimate confirms that potentially economic resources are present in the Bull Hill area, and it justifies further technical work including drilling, metallurgical testing, and engineering studies. Considerable in-fill definition drilling is required to increase the confidence level and upgrade the inferred resources to the indicated category. Step-out drilling will likely expand the resource and define the boundaries of the mineralization.

Cutoff Grade & Metallurgy

The resource size is sensitive to an assumed cut-off grade, which is, in turn, very sensitive to metallurgical operating costs. The Company is steadily advancing its rare-earth metallurgical studies at Mountain States Research & Development International under the direction of Dr. Roshan Bhappu, P.E., with the objective of developing a cost-efficient and effective metallurgical flowsheet. The metallurgical testing program will continue through 2010 on a large surface sample and the mineralized core samples collected during 2009.

Mineral Resources are not Reserves

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for minability, selectivity, mining loss and dilution. These mineral resource estimates are in the inferred mineral resource category. Inferred mineral resources are normally considered too speculative geologically for the application of economic considerations that would enable them to be categorized as mineral reserves; however they are allowed to be included in a preliminary economic assessment. There is also no certainty that these inferred mineral resources will be converted to measured and indicated mineral resource categories through further drilling, or into mineral reserves once economic considerations are applied.

Quality Assurance

The mineral resource estimate was completed by Mr. Alan C. Noble, P.E., principal engineer of Ore Reserves Engineering, and is based on geological interpretations supplied by the Company to ORE and subsequently modified by ORE. Mr. Noble is an independent qualified person for the purposes of National Instrument 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators and has verified the data disclosed in this release.

The Rare Element Resources’ field programs were carried out under the supervision of Dr. James G. Clark, LGeo, the Company’s Vice President of Exploration, and by Dr. Ellen Leavitt, who are both qualified persons for the purposes of National Instrument 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators. Dr. Clark was also a senior geologist and, subsequently, exploration supervisor for Hecla Mining Company during that company’s exploration of Bull Hill and the Bear Lodge district during the late 1980’s and early 1990’s. A detailed QA/QC program was implemented for the 2007 through 2009 drill programs. The 2009 QA/QC program was organized by Dr. Jeffrey Jaacks. Dr. Jaacks and Dr. Clark have verified the 2009 sampling procedures and QA/QC data delivered to ORE. They share the opinion that the data are of good quality and suitable for use in the resource estimate. A full table of significant drill results from the Company's 2004-2009 exploration programs and maps and sections detailing the drill-hole locations are available at: http://www.rareelementresources.com

Markets for Rare Earths

Rare-earth elements are key components of the green energy technologies and other high-technology applications. Some of the major applications include hybrid automobiles, plug-in electric automobiles, advanced wind turbines, computer hard drives, compact fluorescent light bulbs, metal alloys in steel, additives in ceramics and glass, petroleum cracking catalysts, and many others. China currently produces more than 95% of the 130,000 tonnes of rare-earths consumed worldwide, and China has been reducing its exports of rare earths each year. The rare-earth market is projected to grow rapidly if the green technologies are implemented on a broad scale.

5.2. Disclosure for Restructuring Transactions

Not applicable.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officers

For further information about this material change, please contact Mark T Brown, Chief Financial Officer of Rare Element Resources Ltd., at (604) 687-3520.

9. Date of Report

DATED at Vancouver, British Columbia this 28th day of May, 2010.

“Mark T. Brown”

Mark T. Brown

Chief Financial Officer